Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

September 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Holt
Jeffrey Gabor
Division of Corporation Finance
Office of Real Estate & Construction

Re:	reAlpha Tech Corp.
Registration Statement on Form S-11
Filed August 8, 2023
File No. 333-273782

Ladies and Gentlemen:

On behalf of our client,  reAlpha Tech Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-11 of the Company, originally filed with the Commission on August 8, 2023 (as amended, the “Registration Statement”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Devanur, the Company’s Chief Executive Officer, dated September 8, 2023, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

Amendment No. 1 to Registration Statement on Form S-11 filed August 28, 2023

Legal Proceedings, page 81

1. We refer to the Form 1-U filed August 31, 2023. Please revise to update your disclosure for this development, including to describe its impact, if any, on your ability to conduct future exempt offerings.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 2 to include the disclosure from the Form 1-U filed on August 31, 2023 and to indicate that this will not affect the Company’s ability to conduct future exempt offerings.

Taxation of the Company and Material U.S. Federal Income Tax Consequences, page 107

2. To the extent tax counsel is rendering its opinion in short form, please revise both the opinion filed as Exhibit 8.1 and the tax disclosure in the prospectus to state clearly that the disclosure in the prospectus is the opinion of the named counsel. Also revise the disclosure in the prospectus to clearly identify and articulate the opinion being rendered. Refer to Item III.B.2 and C.2 of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the opinion filed as Exhibit 8.1 and the tax disclosure in Amendment No. 2 in accordance with Item III.B.2 and C.2 of Staff Legal Bulletin No. 19.

3. Please remove the statement on page 107 that "[t]his discussion is for informational purposes only," as such language is an inappropriate disclaimer. Refer to Item III.D.1 of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 2 to remove the above-mentioned statement on page 107.

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Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

We thank the Staff for its review of the foregoing and Amendment No. 2. If you have further comments, please do not hesitate to contact me at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ Blake Baron
Name: Blake Baron

cc:	Giri Devanur, reAlpha Tech Corp.

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